IDO Security Inc.
17 State Street
New York, New York, 10004

By EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

                       January 24, 2011
Dear Mr. Spirgel

Re: IDO Security Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009For 10-Q for the Quarterly Period Ended September 30, 2009
File No.: 000-51170

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated December 27, 2010 (the “Comments”), relating to the financial statements of IDO Security Inc. (“IDO Inc.” or the "Company") and related disclosures described in the Comments.  In this regard, we appreciate the courtesy of the Commission in extending the time for IDO to make this response to January 24, 2011.

Each of the Comments will be addressed individually.

Form 10-K for the Year Ended December 31, 2009

Our Solution—The MagShoe, Page 6

1. We note your disclosure that your subsidiary has experienced unforeseen and lengthy delays in obtaining requisite approvals  from the Ministry of Defense of the State of Israel for shipment of your Maghsoes. Given the impact that these delays have had on your revenue for the year ended December 31, 2009, in your future filings please provide additional disclosure regarding your management’s views on these delays, including their cause and potential durations, In addition, please disclose whether you believe that these types of delays will become an ongoing occurrence and, if so, the impact they will have on your business.

Response

The Company confirms that it will comply with this guidance in future filings.

Marketing Plan and Sales Organization, page 8

2.  We note that you purchase certain of the components [for] the MagShoe from a single source in Israel. In your future filings please disclose whether you have a written contract with this supplier. In addition, to the extent material, please consider including a risk factor discussing the risk to your business if this supplier were to cease providing these supplies to you for any reason, including your ability to obtain alternative supplies from other third-party suppliers.

Response

The Company has other potential suppliers should the need arise or if this source should no longer be available.  IDO Inc. confirms that it will address this matter in future filings.

Liquidity and Capital Resources, page 18

3.  We note that the description of your recent financing repeats the description of the financing in your financial statements. In your future filings, please consider replacing this disclosure with a cross reference to the financial statements. In addition, please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that its current cash on hand and cash from operations will sustain the company and how much additional financing the company will require to meet its needs over the next 12 months. Also provide more information about the company’s specific spending commitments and funding requirements, particularly is required interest payments.

Response

The Company confirms that it will comply with this guidance in the future.

4. Advise whether the company is currently discussing alternatives (i.e., bankruptcy, merger, etc.) to raising capital to preserve the existence of the company.

Response

The Company is continuing in its efforts to identify appropriate sources of funding. At the present time, the Company is not considering any alternatives to raising capital.

Consolidated Balance Sheets page F-2

5. We note that goodwill represents approximately 84% of your total assets as of December 31, 2009. In light of the significant decline in revenues and margins and significant net losses for the nine months ended September 30, 2010 and the year ended December 31, 2009, explain to us in detail how your goodwill balance is not impaired as of December 31, 2009 and why you did not perform an interim impairment test as of , at a minimum, September 30, 2010. It appears that your significant declines in sales and continued lengthy delays in obtaining the requisite approvals from the Ministry of Defense of the State of Israel would have triggered an interim impairment test. Also, describe your impairment test to us in detail, including at a minimum: 1) the reporting units you identified and how they were identified, 2) how you determined the fair value of your reporting units and why you believe that methodology is appropriate, 3) a description of the key assumptions used and how the key assumptions were determined, and 4) the percentage by which fair value exceeded carrying value as of the most recent step one test. Refer to your basis in the accounting literature.

Response

IDO Inc. has only one reporting unit.  The Company’s business is the design, production and sale of the MagShoe product.

To determine the fair value of IDO Inc. for impairment testing purposes, we used a market approach valuation based on the stock price of IDO Inc.  As this is the actual market, it represents primary evidence of the value of the Company.  The book value of the total assets of IDO Inc. was $2,359,028 on December 31, 2009.  Subtracting the current liabilities from the book value results in a Market Value of Invested Capital (“MVIC”) of $1,008,705.  The value of IDO Inc.’s debt and equity must exceed this value so that no impairment is recognized.

IDO Inc.’s stock price for the period October 1, 2009 to March 31, 2010 (three months before and after the December 31, 2009 valuation date) ranged from $0.002 to $0.0055.  As such, the Company determined that $0.002 was more representative (and conservative) of the basic value of its common stock unaffected by trading fluctuations.  As such, the MVIC was calculated by using a share price of $0.002 per share.

IDO Inc. calculated the market approach impairment model showed two scenarios:  Scenario One with existing debt and Scenario Two with all debt converted to equity. Scenario One produced a value of $9.8 million with debt discounted to 50% of face value.  Scenario Two produced a value of $4.1 million.

Since the Company has not been able to repay in cash the existing debt, Scenario Two expecting the conversion of debt to equity was determined by to be more realistic.  IDO Inc. developed our MagShoe technology and sold and deployed units around the world.  Based on IDO Inc.’s calculations, the market values its product at more than $4 million, which exceeds the book value of the Company’s debt and equity as well as our total assets.  Therefore, the Company determined that there was no impairment at December 31, 2009.

We did not deem it necessary to perform an interim test as there was no significant change in our business model since the testing performed for the 2009 audit. IDO Inc. continues to raise funds from investors and in October 2010, it entered into a distribution arrangement with JEI, Inc. a California based company with an extensive history of selling state of the art audio recording devices , a vital security apparatus, to the Federal, State and local governments throughout the United States. As part of that arrangement, JEI has submitted the MagShoe catalogue of products to the U.S. General Services Administration (GSA) for approval and ultimate sale to the various Federal Agencies.  The decline in our revenues has been attributable, in large part, to the delays in obtaining export approvals from the Ministry of Defense of the State of Israel.  However, we have discovered that as we clear each country with the Ministry of Defense (i.e., China), subsequent orders within that country clear at a faster pace. Currently, required approvals are taking between four to six weeks, which we believe is manageable in conducting our business.

Note 5, Private Placement of Convertible Securities

(i)	10% Secured Convertible Promissory Notes, page F-11
(ii)	Secured Convertible Promissory Notes and Series A Convertible Preferred Stock, page F-4

6. Tell us your consideration of subtopics 10 and 40 of ASC 815, Consider expanding your disclosure in future filings.

In order to finance its operations, IDO Inc. issued secured convertible promissory notes and convertible preferred stock under various private placements.  To determine the proper accounting treatment for the notes and preferred stock, IDO Inc. analyzed the conversion features embedded in the notes and preferred stock to assess whether they meet the definition of a derivative under the guidance set forth by ASC 815 and therefore, the applicability of the accounting rules in accordance with ASC 815 to treat the conversion options as derivative liabilities.

Under ASC 815, a financial instrument is a derivative if it meets one of the following three criteria: i) it requires or permits net settlement; ii) there is a market mechanism for the net settlement; and iii) the net settlement can be fulfilled by delivery of assets that are readily convertible to cash. Management concluded that the conversion options embedded in the notes payable and preferred stock do not meet the above criteria and therefore, were not deemed to be derivatives.

In addition, it should be noted that at times during 2009, the Company issued the above mentioned convertible notes and preferred stock as well as options and warrants when it did not have enough available shares of authorized common stock to honor conversion requests had all of the convertible securities been converted.  As a result, the value of some of the convertible securities would have had to be recognized as a liability.  In addition, the Company evaluated the conversion terms of the convertible notes and preferred stock to determine if such terms gave rise to embedded derivatives that would need to be accounted for separately.  The Company determined that the lack of authorized shares to honor conversion requests if all of the securities were to be converted resulted in the conversion features being embedded derivatives that must be bifurcated and recorded as derivative liabilities. In addition, IDO Inc. would be required to revalue the derivative liabilities at the end of each reporting period with the change in value reported on the statement of operations. IDO Inc. did not account for the derivative liabilities in the financial statements as it was determined to not be material.

As suggested by the Staff’s comment, we will expand our disclosures in the future, including the pending annual report on Form 10-K for the year ended December 31, 2010,  in order to provide further detail as necessary with regard to the accounting for potential derivative liabilities.

Forms 10-Q for the Quarterly Periods Ended June 30, and September 30, 2010

Note 5—Inventories, page 5

7. We note the significant increase in inventories and declining sales. Tell us your consideration of a possible write-down in inventory and expand your disclosure in future filings to explain why inventory is or is not impaired.

Response

At present, the Company is continuing to build its inventory.

A brief background is necessary for the staff to understand the Company’s unique business. Currently there are only two manufacturers in the world that commercially produce for sale shoe scanning devices (SSDs). They are IDO and Ceia, an Italian company that is also one of the leaders in manufacturing and selling walk through metal detectors.

Since the introduction of SSDs in 2007, the potential users have continued to request and/or seek different requirements and capabilities for the SSD devices. In 2010, certain of the countries comprising the European Union began to develop standards for airport SSDs ( i.e., Spain, Austria). These new standards required that the Company spend in excess of $250,000 during 2010  to create  production molds for the new height ( 22 & 45 centimeters) and multi-zone detection requirements. These new height requirements are now being required for specific use in Spain, Austria and many other countries. Request for Proposals (RFPs) are beginning to be issued in many countries around the world for this new technology.

For non-airport and airport use in Asia (China, Thailand, Vietnam), our older model units, which are18 centimeters in height, are still being ordered and are in use.

Currently, we have 42 new units in inventory and 25 rebuilt older units with advanced capabilities. Our first  MagShoe unit was just sold to the country of Andorra for use in one of its prisons. They are also being tested in the Irish prison system currently. The Company also has 16 older models that are to be listed in the GSA catalogue and are of the type that are currently installed at over 100 locations in China. The older units, in our opinion, continue to be marketable units.

Based on the foregoing, the Company decided to not write down its inventory to date but will continue to monitor as per the staff’s comment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, the Company’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by the Company that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  The Company looks forward to working with the Commission to resolve all issues raised by its Comments.

                  Yours sincerely,

                   /s/ Michael Goldberg

                  Michael Goldberg
                  Acting Chief Executive Officer

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